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                                                                      Exhibit 8


                 TAX OPINION OF CASTAING, HUSSEY & LOLAN, LLC

          [LETTERHEAD OF CASTAING, HUSSEY & LOLAN, LLC APPEARS HERE]

December 31, 2002

IBERIABANK Corporation
1101 East Admiral Doyle Drive
New Iberia, LA 70560

Acadiana Bancshares, Inc.
200 West Congress Street
Lafayette, LA 70502

Dear Sir or Madam:

   This letter is in response to your request that we provide you with our opinion concerning certain federal income tax consequences which would arise from consummation of the proposed merger of Acadiana Bancshares, Inc. ("Acadiana") with and into IBERIABANK Acquisition Corporation, a wholly-owned subsidiary of IBERIABANK Corporation (IBERIA) (the "Merger").

   We have examined the law and such papers, including the Agreement and Plan of Merger dated September 22, 2002 (the "Agreement"), the registration statement on Form S-4, and additional documents as deemed necessary to render this opinion. As to questions of fact material to our opinion we have relied upon representations of IBERIA and Acadiana contained in letters addressed to us, without undertaking to verify the same by independent investigation; upon representations set forth in the Agreement (including the Exhibits); and upon such other documents pertaining to the merger as we have deemed appropriate and necessary.

   In our examination we have assumed that (i) the Merger will be consummated in accordance with the terms of the Agreement; (ii) each entity that is a party to the documents described in the preceding paragraphs has been duly organized under the laws of its state or country of organization, is validly existing and in good standing under such laws, and is duly qualified and in good standing in each jurisdiction in which it is required to be qualified to engage in the transactions contemplated by the documents (iii) each such entity has full power, authority, capacity, and legal right to enter into and perform the terms of the Agreement and the transactions contemplated thereby; (iv) the copies or originals of the documents furnished to us are authentic (if originals) or accurate (if copies), those that are contracts or instruments are enforceable and effective in accordance with their terms against all parties thereto, and all signatures are genuine; (v) any representations made in the documents are, and will continue to be, true and complete, and no default exists under any of the documents; (vi) the business and affairs of each of the entities that is a party to any of the documents will be conducted in accordance with the documents and all relevant laws; (vii) no actions will be taken, no change in any of the documents will occur, and no other events will occur, after the date hereof, that would have the effect of altering the facts, documents, or assumptions upon which this opinion is based; and (viii) the business reasons for the merger will constitute valid business purposes, within the meaning of Treasury Regulation Section 1.368-1(b) and (c), for the Merger.

   The opinion rendered herein is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department proposed, temporary, and final regulations, judicial decisions, and rulings and administrative interpretations of the Internal Revenue Service, as each of the foregoing exists on the date hereof. The opinion rendered below is not binding on the Internal Revenue Service or a court of law, and no assurance can be given that legislative or administrative action or judicial decisions that differ from the opinion rendered below will not be forthcoming. Any such differences could be retroactive to transactions or business operations prior to such action or decisions.

   We express no opinion as to the federal income tax consequences of the Merger other than that described below, as to the effect of the Merger on prior transactions, or as to any state, local, or foreign income or other tax consequences with respect to the Merger.

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Page 2
December 31, 2002
IBERIABANK Corporation
Acadiana Bancshares, Inc.

   Based on the foregoing, we are of the opinion, as of the date hereof and, under existing law, that:

   (a) The Merger qualifies as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code, and Acadiana, IBERIA and IBERIABANK Acquisition Corporation each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

   (b) no gain or loss will be recognized by Acadiana or IBERIA as a result of the Merger.

   (c) a shareholder of Acadiana who receives both IBERIA common stock and cash consideration in exchange for all of his or her shares of Acadiana common stock generally will recognize gain, but not loss, to the extent of the lesser of:

      (1) the excess, if any, of

          (a) the sum of the aggregate fair market value of the cash and IBERIA common stock received over

          (b) the shareholder's tax basis in Acadiana common stock; and

      (2) the amount of cash received

       Any such gain will be long-term capital gain (provided such shares of Acadiana common stock were held as capital assets at the effective time of the Merger) if the shares of Acadiana common stock exchanged were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Code, in which case gain will be treated as a dividend to the extent of such shareholder's ratable share of the undistributed accumulated earnings and profits of Acadiana.

   (d) the aggregate tax basis of the IBERIA common stock received by shareholders of Acadiana who exchange all of their Acadiana common stock in the Merger will equal such shareholder's aggregate tax basis in the shares of Acadiana common stock being exchanged, reduced by any amount allocable to a fractional share interest of IBERIA common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any, recognized by such shareholder in the Merger.

   (e) the holding period of the shares of IBERIA common stock received in the Merger will include the period during which the shares of Acadiana common stock surrendered in exchange therefore were held, provided such shares of Acadiana common stock were held as capital assets at the effective time of the Merger.

   (f) for federal income tax purposes, cash received by a holder of Acadiana common stock in lieu of a fractional share interest in IBERIA common stock will be treated as received in redemption of a fractional share interest, and gain or loss will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the share of Acadiana common stock allocable to such fractional share interest, if the deemed redemption meaningfully reduces the Acadiana shareholder's interest in IBERIA, taking into account the constructive ownership rules of the Code. A common shareholder that owns an extremely small percentage of Acadiana common stock, exercises no control over the affairs of IBERIA or Acadiana and does not actually or constructively own any shares of IBERIA stock other than those received in the Merger, will be treated as experiencing a meaningful reduction in interest.

This letter represents our opinion as to the interpretation of existing law and, accordingly, no assurance can be given that the service or the courts will agree with the above analysis. We have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date thereof.

Sincerely,
CASTAING, HUSSEY & LOLAN, LLC

By: /s/ Samuel R. Lolan
Samuel R. Lolan, CPA